1 INTER&CO, INC. INTER & CO, INC. (NASDAQ: INTR) (“Inter&Co” or the “Company”), a foreign private issuer registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or the “CVM”) as a Category “A” issuer and sponsor of the Level II Brazilian Depositary Receipts program (the “Level II Sponsored BDR Program”), further to the 6-K filings disclosed on January 26, 2026, September 2, 2026, September 8, 2026, September 16, 2026 and October 19, 2026 (jointly, the “6-K Filings”), hereby announces that the Sales Facility has been completed. All Class A Common Shares subject to the Sales Facility were sold, totaling 12,281,668 (twelve million two hundred eighty-one thousand six hundred sixty-eight) Class A Common Shares, equivalent to 12,281,668 (twelve million two hundred eighty-one thousand six hundred sixty-eight) Level II Sponsored BDRs, based on a ratio of 1 (one) Level II Sponsored BDR to 1 (one) Class A Common Share. In accordance with the approved discontinuation plan and the previous 6-K Filings, Banco Bradesco S.A., the depositary for the Level II Sponsored BDR Program, will consolidate the U.S. dollar proceeds, carry out the foreign-exchange conversion into Brazilian reais, and process the net amounts to be credited to holders through their respective brokers or custodians, after deducting applicable taxes, if any. The final amount payable per Level II Sponsored BDR allocated to the Sales Facility (the “Final Amount”), as well as the expected payment date, will be disclosed by the Company in a further notice to BDR holders in the coming days, once Banco Bradesco S.A. concludes the FX conversion to Brazilian reais and have actual the information available for publication. The Company will keep the market, its shareholders and BDR holders informed of the next steps in the discontinuation of the Level II Sponsored BDR Program. Additional information may be obtained in the prior disclosures, at https://investors.inter.co/en/bdr/, or from the Company’s Investor Relations Department by e-mail at ir@inter.co. Belo Horizonte, November 10, 2026. RAFAELA DE OLIVEIRA VITÓRIA Head of Investor Relations Legal Representative of the Company in Brazil